Northern Trust Corporation 50 South La Salle Street Chicago, Illinois 60603 (312) 630-6000 September 17, 2024 VIA EDGAR TRANSMISSION Division of Corporation Finance Disclosure Review Program Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Jennifer Gowetski and Amanda Ravitz Re: Northern Trust Corporation Definitive Proxy Statement on Schedule 14A Filed March 6, 2024 File No. 001-36609 Ms. Gowetski and Ms. Ravitz: Northern Trust Corporation (the “Corporation”) acknowledges receipt of your letter, dated September 5, 2024, addressed to Michael G. O’Grady, Chairman and Chief Executive Officer of the Corporation, regarding the above referenced filing. As requested, the Corporation confirms that its future disclosures made pursuant to Item 402(v)(5) of Regulation S-K will address—graphically, narratively, or through a combination of the two—the specified relationships across the entire time horizon of the disclosure. Should you have any questions, please contact the undersigned at (312) 557-0200. Respectfully, NORTHERN TRUST CORPORATION /s/ Brad A. Kopetsky Brad A. Kopetsky Executive Vice President, Deputy General Counsel & Corporate Secretary